Northern Dynasty responds to Senator Maria Cantwell

March 19, 2013, Vancouver, BC – Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK) comments on recent statements from US Senator Maria Cantwell (D-WA) regarding the Company’s comments on the US Environmental Protection Agency (EPA) draft Bristol Bay Watershed Assessment (BBWA) report in 2012 and the Company’s disclosure of its 2011 Preliminary Economic Assessment of the Pebble gold-copper project.

In a July 2012 news release, Northern Dynasty stated that “the draft (BBWA) assessment evaluated the potential effects of a ‘hypothetical mine scenario’ as determined by the EPA, even though this scenario could not be permitted under federal and state law.” Senator Cantwell has expressed concerns to the effect that Northern Dynasty may be “misleading investors” because Northern Dynasty is pointing out that the Preliminary Economic Assessment was not the actual basis for the EPA’s hypothetical model. While the Preliminary Economic Assessment presented a potential mine development scenario at Pebble, it was not intended to include all the mine design information and mitigating measures (as required for permitting) that would have allowed for a detailed assessment by the EPA. According to statements by the EPA, the Preliminary Economic Assessment formed some part of the input into the draft Bristol Bay Watershed Assessment (BBWA) report in 2012.

“Senator Cantwell’s concerns have no basis in fact,” said Ron Thiessen, President & CEO of Northern Dynasty.

“While the EPA may have used some of the information presented in our Preliminary Economic Assessment to create a ‘hypothetical mining scenario’, it is the EPA alone that is responsible for designing and then assessing the effects of the hypothetical mine in the BBWA. To suggest that Northern Dynasty is responsible for the EPA’s hypothetical project which was evaluated in the EPA’s draft BBWA when we had no involvement with the report is wrong.”

Thiessen pointed out that:

  Northern Dynasty’s 2011 Preliminary Economic Assessment presents Northern Dynasty’s view of a potential development plan for the Pebble Project at a conceptual level only for the purpose of broadly evaluating project economics. The ‘preliminary economic evaluation’ presents no detailed engineering, no environmental management plans, no fisheries mitigation considerations or other strategies for managing potential environmental effects.

  Many of the environmental consequences predicted in the EPA’s draft Bristol Bay Watershed Assessment are unrelated to the project concept presented in Northern Dynasty’s Preliminary Economic Assessment. For instance, the EPA’s tailings embankment design and its road-building, culvert and pipeline design standards were derived from other sources, yet contribute to some of the most significant impacts predicted in the BBWA.

Northern Dynasty’s Preliminary Economic Assessment and related SEC disclosure filings meet all applicable legal standards in the United States and Canada. Mr. Thiessen also noted that the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") continues to study the optimal design for permitting, building and operating an environmentally sound and socially responsible mine at Pebble.

“We remain committed to supporting PLP as it advances the Pebble Project through an unprecedented process of scientific study and meaningful stakeholder engagement,” Thiessen said. “It is unfortunate that the SEC has been wrongfully involved in this Alaska permitting issue, but it will not disrupt the commitment PLP has made to the people of Alaska to submit a sustainable mine plan that co-exists with healthy fisheries and traditional ways of life.”

About the Pebble Project

The Pebble Project is an initiative of PLP to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

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Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.